STATEMENT OF FINANCIAL
CONDITION

N.A. Investcorp LLC
Year Ended June 30, 2025
With Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66812

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/2024** AND ENDING **06/30/2025**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **N.A. Investcorp LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 Park Avenue, 36th Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sami Qasimii	**917-545-5051**	**sqasimi@investcorp.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young - Middle East

(Name – if individual, state last, first, and middle name)

10th Floor, East Tower, Bahrain World Trade Center, P.O. Box 140	**Manama**	**Bahrain**	
(Address)	(City)	(State)	(Zip Code)

April 6, 2021	**6766**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sami Qasimi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.A. Investcorp LLC, as of 06/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Sami Qasimi 400C8E31C6614F8...

Title: Chief Compliance Officer

Signed before me 8/28/25

PETER LO DICO
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 2/2/2028

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2025

Contents



Ernst & Young – Middle East
P.O. Box 140
East Tower, 10th Floor
Bahrain World Trade Center
Manama, Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
www.ey.com/mena
C.R. No. 29977-1

Report of Independent Registered Public Accounting Firm

To the Member and Management of N.A. Investcorp LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the Company) as of June 30, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young

We have served as the Company's auditor since 2013.

Manama, Kingdom of Bahrain
28 August 2025

N.A. INVESTCORP LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

		2025
ASSETS		
Cash and cash equivalents	$	1,029,185
Due from an affiliate		667,461
Total assets	**$**	**1,696,646**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	96,770
Member's equity		1,599,876
Total liabilities and member's equity	**$**	**1,696,646**

The accompanying notes are an integral part of the statement of financial condition.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

1. INCORPORATION AND ACTIVITIES

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The Parent is an indirect wholly owned subsidiary of Investcorp Holdings B.S.C. (closed) ("Holdings"), a holding company incorporated in the Kingdom of Bahrain. The ultimate parent of Holdings is SIPCO Holdings Limited incorporated in the Cayman Islands. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company had no obligations under Rule 15c3-3 of the Securities and Exchange Act of 1934 during and as of the year-ended June 30, 2025.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. The Company's cash and cash equivalents, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

The Company does not have any restricted cash or restricted cash equivalents as of June 30, 2025.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, due from an affiliate and accounts payable approximate fair value because of their short-term maturities and defined settlement amounts.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

Going Concern

Management has made an assessment of the Company's ability to continue as a going concern and is satisfied that it has sufficient resources to continue in business for the foreseeable future. Furthermore, management is not aware of any conditions and events that may raise substantial doubt upon the Company's ability to continue as a going concern. Therefore, the statement of financial condition continues to be prepared on the going concern basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results may differ from these estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (ASC 280): Improvements to Reportable Segment Disclosures*. The FASB issued this guidance to address investor requests for more information about public entity's financial performance at the segment level. The guidance clarifies that public entities with a single reportable segment are also required to provide the new disclosures and all the disclosures historically required under ASC 280.

The Company adopted ASU 2023-07 on its effective date of July 1, 2024, with no material impact on the statement of financial condition. Refer Note 4, Segment Reporting, for further information in scope for ASU 2023-07 - *Segment Reporting (ASC Topic 280)*.

3. RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures*, requiring a public business entity ("PBE") to disclose disaggregated information about certain income statement line items in a tabular format in the notes to the financial statements. This ASU is effective for PBEs, for annual disclosures in fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Company is currently evaluating the potential impact on the statement of financial condition, as well as the Company's planned date of adoption.

4. SEGMENT REPORTING

The Company is engaged in a single line of business as broker-dealer, which is comprised of serving as placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. The Company derived 99 percent of its total revenue from related parties. The Company has identified its chief executive officer ("CEO") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CEO uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy such as whether to pay out dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment because CODM manages the business activities using information of the Company as a whole. Accordingly, the segment disclosures reference the statement of financial condition rather than duplicating the information herein.

5. RELATED PARTY BALANCES

Due from an affiliate

As of June 30, 2025, the Company maintained a balance with Holdings, amounting to $667,461. The balance may be withdrawn on demand.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

6. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2025, the Company had regulatory net capital of $932,415 which exceeded the requirement of $6,451 by $925,964. The Company's ratio of aggregate indebtedness to regulatory net capital was 10.38% at June 30, 2025.

7. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require adjustments to or disclosure in the Company's statement of financial condition or the notes thereto.